April 16, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackhawk Network Holdings, Inc.
Filed on Form S-1
Registration No. 333-187325

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between April 8, 2013 and the date hereof, 7,612 copies of the Preliminary Prospectus dated April 8, 2013 were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:00 p.m. EDT on April 18, 2013 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN, SACHS & CO.

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED

CITIGROUP GLOBAL MARKETS INC.

DEUTSCHE BANK SECURITIES INC.

As Representatives of the

Prospective Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Adam T. Greene
Name: Adam T. Greene
Title: Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH

                              INCORPORATED

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Darrell Bridgers
Name: Darrell Bridgers
Title: Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Jason Eisenhauer
Name: Jason Eisenhauer
Title: Director

By:	/s/ John Reed
Name: John Reed
Title: Director